UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of Subsidiaries Established for Issuance of Non-dilutive Preferred Securities

Tokyo, May 23, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that it has decided to liquidate its special purpose companies UFJ Capital Finance 1 Limited, UFJ Capital Finance 2 Limited and UFJ Capital Finance 3 Limited (the “Subsidiaries”), which were established for the purpose of issuing preferred securities (“Non-dilutive Preferred Securities”).

1.	Outline of Subsidiaries

Date of Establishment	October 11, 2001	October 24, 2001	October 24, 2001

Company Name	UFJ Capital Finance 1 Limited	UFJ Capital Finance 2 Limited	UFJ Capital Finance 3 Limited

Address	M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies

Director		Muneaki Tokunari

Capital	¥763,883	¥973,758	¥165,817

Business		Finance

2.	Reason for liquidation

MUFG decided on the liquidation because the Non-dilutive Preferred Securities issued by the Subsidiaries had been redeemed in January 2007.

3.	Timing of liquidation

Liquidations are expected to be completed around December 2007

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s business forecast for the current fiscal year which is released today.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651